EXECUTION COPY

AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT TO ASSET PURCHASE AGREEMENT (this "Amendment") is entered into as of this 31st day of August 2012 by and between Precision Biologics, Inc., a Delaware corporation (“Purchaser”) and Neogenix Oncology, Inc., a Maryland corporation (“Seller”) and amends the Asset Purchase Agreement dated July 23, 2012 by and between Purchaser and Seller (the "Original Purchase Agreement", and as so amended, the "Purchase Agreement"). Terms defined in the Original Purchase Agreement and not otherwise defined herein are used herein as defined in the Original Purchase Agreement.

RECITALS

Seller and Purchaser entered into the Original Purchase Agreement, which provides for the purchase and sale of substantially all of the assets of Seller’s Business, the assumption of certain liabilities associated therewith, and for certain bid protections in connection therewith. As contemplated by the Original Purchase Agreement, the Seller filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Maryland (Greenbelt Division). Subsequent to such filing, the United States Securities and Exchange Commission (the "SEC") delivered a letter to Purchaser and Seller requesting additional information about certain aspects of the acquisition contemplated by the Original Agreement, including questions about the availability of the exemption from registration of the issuance of the Rights under section 1145 of the Bankruptcy Code. As a result of the questions raised by the SEC, Purchaser and Seller entered into discussions with the SEC, and determined that it was not feasible to issue the Rights in the manner contemplated by the Original Purchase Agreement in compliance with the Securities Act of 1933, as amended (the "Securities Act"). In order to comply with the Securities Act, the parties have agreed that the shares of Common Stock of Purchaser that were to be sold to all of the Seller’s shareholders of pursuant to the Rights will be offered only to those of Seller's Shareholders who qualify as "accredited investors" pursuant to Rule 501 of Regulation D promulgated under the Securities Act in an offering under Rule 506 under said Regulation D. In order to induce Seller to accept this Amendment, Purchaser has agreed to increase the number of Shares to be issued to Seller pursuant to Section 3.1(b) of the Original Purchase Agreement from 5,000,000 Shares to 5,500,000 Shares.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and the mutual covenants, agreements, representations and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.     Section 3.1(b) of the Original Purchase Agreement is hereby amended by deleting the phrase "five million (5,000,000)" therefrom and substituting therefor the phrase "five million five hundred thousand (5,500,000)".

2.     Section 3.1(c) of the Original Purchase Agreement is hereby amended by replacing such section in its entirety with the following:

Promptly after the Closing, Purchaser will conduct a private placement (the "Private Placement") under Rule 506 of Regulation D promulgated under the Securities Act of 1933 ("Regulation D") to all of Seller's shareholders who qualify as "accredited investors" under Rule 501 of Regulation D (the "Accredited Shareholders"), pursuant to which all Accredited Shareholders will be offered the right (the "Rights") to purchase an aggregate of up to 5,000,000 shares of the Common Stock at a purchase price of $1.50 per share. If Accredited Shareholders in the aggregate subscribe for more than a total of 5,000,000 shares, the shares will be allocated among the Accredited Shareholders who wish to purchase such shares on a pro rata basis based on the percentage of the total number of Seller’s issued and outstanding shares of common stock held by such participating Accredited Shareholders that is held by each such participating Accredited Shareholder. The Private Placement will begin promptly after the Closing and will remain open for a minimum of 30 days from the date that the Purchaser disseminates the subscription agreement and related investment documents to the Seller’s shareholders who are Accredited Investors; provided, however, that Purchaser may extend the Private Placement as Purchaser determines. (Collectively, the cash, Shares and Rights comprise the “Purchase Price”). Purchaser will be entitled to administer the Private Placement and the execution of any related agreements, including the Stockholders’ Agreement referenced in this Agreement, in accordance with such reasonable procedures as determined by Purchaser after consultation with Seller so long as such procedures are consistent with the requirements of this Agreement.

3.     Section 10.3(c) of the Original Purchase Agreement is hereby amended by deleting the phrase "the rights agreement, or other equivalent agreement or instrument, evidencing the Rights" and replacing it with the phrase "evidence that Purchaser has begun the Private Placement".

4.     Except as specifically amended by this Amendment, the Purchase Agreement remains in full force and effect in accordance with its terms.

[Signatures on Following Page.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Asset Purchase Agreement to be executed and delivered on the date first above written.

PURCHASER:
PRECISION BIOLOGICS, INC.

By:	/s/ Stanley B. Archibald, Jr.
Stanley B. Archibald, Jr., President and Chairman

SELLER:

NEOGENIX ONCOLOGY, INC.

By:	/s/ Philip M. Arlen
Philip M. Arlen, President and Chief Executive Officer